Premier Alliance Group Inc
4521 Sharon Road
Suite 300
Charlotte, NC 28211

Via Edgar

May 15, 2012

Mr. Ryan Rohn
Staff Accountant
United States Securities and
Exchange Commission
Washington, D.C.  20549

Re:           Premier Alliance Group, Inc.
Form 8-K, Item 4.02
Filed May 8, 2012
File No. 000-50502

Dear Mr. Rohn:

This letter is in response to the SEC comment letter of May 10, 2012 regarding the above-referenced Form 8-K.  We made our comment in our Form 8-K filing on the understanding that the SEC had reviewed the valuation of derivatives in connection with its comment letters received by the registrant in December 2011 and January 2012 surrounding the deemed dividend on preferred stock, for which, the valuation of warrants is a major component of the calculation. However, after careful consideration, we have determined that it is not appropriate to reference the SEC in this manner in our Form 8-K, Item 4.02 as filed.

Accordingly, we are simultaneously filing an amendment to the Form 8-K removing any reference to a review by the SEC.

Further, please note that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions or comments.

Sincerely,

Mark S. Elliott
President and Chief Executive Officer

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